STRASBURGER & PRICE, LLP
720 Congress Avenue, Suite 700
Austin, Texas 78701
512-499-3600
Lee.Polson@strasburger.com

March 25, 2016

VIA EDGAR
and FEDERAL EXPRESS

Jennifer Gowetski
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Rich Uncles REIT, Inc.
Amendment No. 7 to Registration Statement on Form S-11
Filed March 25, 2016
File No.  333-205684

Dear Ms. Gowetski:

On behalf of our client, Rich Uncles NNN REIT, Inc. (formerly known as Rich Uncles REIT, Inc.), we are responding to your letter dated March 17, 2016.  On March 25, 2016, the Company filed Pre-Effective Amendment No. 7 to its Registration Statement on Form S-11. Responses in this letter refer to Amendment No. 7.  We enclose five paper copies of Amendment No. 7, marked to show changes from the Amendment No. 6 to Registration Statement on Form S-11 filing made on February 29, 2016 and keyed to comments.

General

1.
We note your response to comment 4 of our letter.  We continue to consider whether your repurchase program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

Response: See pages 98-99. Based on our conversations with the Staff, we have revised the repurchase program and the description of the repurchase program in the prospectus to address three points.

•
We revised the limitation on the number of shares that can be repurchased under the repurchase program so that the limitation on shares that can be repurchased during any 12 month period is equal to 5% of the weighted average number of shares outstanding during the prior 12 months.

•
We revised the deadline for submitting a repurchase request and withdrawing a repurchase request to be three business days prior to the end of any given month. In connection with revising the deadline for submitting a repurchase request and withdrawing a repurchase request, we provided that repurchases of shares for which a proper repurchase request has been made and not withdrawn will be made on the third business day following the end of the month in which the repurchase request was received.

•
We clarified that, if a repurchase request is not fulfilled in full, then the remainder of the request shall be treated as a new request for repurchase in the following month, unless the Company receives a timely written request of withdrawal during the following month.

We have revised the relevant portions of the prospectus as follows:

Limitations on Repurchase

There are several limitations on the number of shares we may repurchase under the program:

•
To the extent our board of directors determines that we have sufficient available cash for redemptions, we intend to repurchase shares subject to the limit that, during any 12-month period, redemptions will not exceed 5% of the weighted-average number of shares outstanding during the prior 12 months. ~~to an annual limitation of 5% of our outstanding shares. We will measure such limitation on a trailing 12 calendar months basis, such that the number of shares that we may repurchase during any 12 calendar month period does not exceed 5% of the number of shares outstanding as of the last day of such 12 month period~~.

•
We may not repurchase shares in an amount that would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

We may, but are not required to, use available cash not otherwise dedicated to a particular use to pay the repurchase price, including cash proceeds generated from the distribution reinvestment plan, securities offerings, operating cash flow not intended for distributions, borrowings and capital transactions, such as asset sales or refinancings. We cannot guarantee that we will have sufficient available cash to accommodate all repurchase requests made in any given month.

Procedures for Repurchase

Qualifying stockholders who desire to have their shares repurchased by us would have to give notice as provided on their personal on-line dashboard at www.RichUncles.com. All requests for repurchase must be received by our advisor at least ~~five~~ three business days prior to the end of a month. You may also withdraw a previously made request to have your shares repurchased. Withdrawal request must also be received by our advisor at least ~~five~~ three business days prior to the end of a month. We will repurchase shares on the ~~fifth~~ third business day after the end of a month in which a request for repurchase was received and not withdrawn.

If we cannot repurchase all shares presented for repurchase in any month because of the limitations on repurchases set forth in our share repurchase program, then we will honor repurchase requests on a pro rata basis.

In addition, if we do not completely satisfy a repurchase request on a repurchase date because our advisor did not receive the request in time, because of the limitations on repurchases set forth in our share repurchase program or because of a suspension of the program, then we will treat the unsatisfied portion of the repurchase request as a new request for repurchase ~~at the next repurchase date that funds are available for repurchase~~, unless the repurchase request is withdrawn, and such new request will be subject to the same limitations and treated the same as all other new repurchase requests. Any stockholder can withdraw a repurchase request by sending written notice to the program administrator, provided such notice is received at least ~~five~~ three business days before the end of the month.

2.
We note your response to comment 10 of our letter, and we reissue the comment.  Please provide us supplementally with a tabular template for your calculation of future NAV disclosure, rather than a tabular summary of the steps you expect to follow in arriving at such calculation.

Response: A tabular template follows:

As of each December 31:

Value of real estate assets and liabilities (as reported by valuation expert) (1)
Plus upward adjustments to individual real estate asset values made by board
Minus downward adjustments to individual real estate asset values made by board
Plus value of all other non-cash assets as determined by board
Plus cash on hand
Minus other accrued liabilities of the issuer, including any unpaid advisory fees and expenses for services through year end
Minus subordinated participation fee, as determined by board
The result is the NAV as of December 31

(1)	Asset valuation provided by valuation expert will be net of mortgage lending and other liabilities associated with each property.

The resulting NAV will be divided by the number of shares of stock issued and outstanding as of December 31 to determine NAV per share.

3.
We note you will reimburse your sponsor for organizational and offering expenses. Please revise to quantify in this section, or elsewhere as appropriate, your organizational and offering expenses to date.

Response:  The Issuer has not paid any organizational and offering expenses to date.  These expenses , which equal $322,437 as of March 17, 2016, have been paid by the sponsor, who may only be reimbursed up to 3% of gross proceeds of the offering.  Of course, the gross proceeds of the offering, at present, are zero.  We have revised the prospectus on page 46 to elaborate this arrangement and provide the amount paid by the sponsor through March 17, 2016.

4.
We note your response to comment 6 of our letter and your revised disclosure.  Please consider revising your disclosure to provide an example detailing how the subordinated participation in distributions will be calculated, as you did in your response dated January 11, 2016 to our letter dated December 15, 2015.

Response:  See our response to Comment 5, below. We have revised Calculation of Subordinated Participation Fee page 50, and we believe that the revision clarifies the way it is calculated.  In particular, we note the deferral of payment of deferred fees and expenses reduces NAV for the period, as follows:

Because payment of the 6.5% cumulative, non-compounded return is a condition that must be satisfied before the advisor can receive the subordinated participation in distributions, deferral by the advisor or sponsor of any fees or reimbursements owed to them may result in the subordinated participation in distributions being paid to the advisor at a time when the subordinated participation would otherwise not be paid, if the deferral results in us having enough cash available to pay the full amount of the 6.5% cumulative, non-compounded return.  However, deferral of such fees or reimbursements will also create a corresponding liability for the deferred payments which will reduce NAV for the period. (Italics added.)

The Company, with the advice of counsel, has considered revising its disclosure to provide a numerical example detailing how the subordinated participation in distributions will be calculated, similar to the example that was provided supplementally by the Company and its response dated January 11, 2016 to your letter dated December 15, 2015. We believe that such an example would not improve the quality of disclosure because an example would involve so many complex and interrelated caveats and assumptions that the disclosure would not be meaningful to investors. For example, the calculation of a potential subordinated participation in distributions at the end of any given year depends upon many different factors, including:

•	the speculative nature of future results, especially whether increases in value are due to increases in operating income (which must be distributed) or asset value appreciation;

•
management decisions about whether cash is required to be distributed, including in order for the Company to meet the qualifications to be classified as a REIT, or is required to maintain adequate reserves;

•	whether any further distribution will be required to provide the stockholders with a 6.5% return on the purchase price of their shares;

•	if a further distribution is required, whether the Company has sufficient income from operations and sufficient cash on hand to make the distribution;

•
if the Company has sufficient income from operations, but does not have sufficient cash on hand to make the distribution and pay any cash fees due to the advisor and sponsor, whether a deferral by the advisor and sponsor of any cash due to them will allow the Company to make the required distribution; and the value of the Company’s assets and liabilities; and

•	whether such valuations indicate that there has been an increase in NAV per share.

5.
We note your disclosure, in this section and elsewhere, stating “The advisor will not be entitled to receive the subordinated participation in distributions unless there is (i) an increase in NAV per share, or (ii) distributions in excess of an annual 6.5% cumulative, non-compounded return, or (iii) both (i) and (ii).”  We further note your disclosure in the same section, stating “However, even if there is an increase in the NAV per share, the advisor will not be entitled to receive the subordinated participation in distributions unless the stockholders have received distributions in an amount at least equal to the an annual [sic] 6.5% cumulative, non-compounded return.”  Please revise to reconcile these statements and clarify the circumstances under which the advisor will be entitled to receive the subordinated participation in distributions.

Response: See prospectus page 50. We have revised this section of the prospectus to reconcile the inconsistent statements, as follows.

Calculation of Subordinated Participation in Distributions

The advisor is entitled to receive a subordinated participation fee in each year in which distributions to stockholders meet or exceed a cumulative, non-compounded 6.5% return on the purchase price of their shares.  For each such year, the sponsor will be entitled to a subordinated participation fee of (i) 40.0% of the amount by which the increase in NAV per share exceeds the highest previous NAV per share as determined by the board of directors (or $10.00 per share if no such determination has been made) less any prior return of capital, and (ii) 40.0% of the amount by which distributions to stockholders for the year exceed a 6.5% return on the purchase price of their shares.

~~If, based on a December 31 calculation of NAV, there has been an increase in annual NAV per share and we have made distributions to stockholders in an amount equal to or in excess of a 6.5% cumulative, non-compounded return, then the advisor would be entitled to receive its subordinated participation in distributions. We would then pay our advisor 40% of the annual increase in NAV per share, if any, multiplied by the number of outstanding shares as of each December 31, starting with December 31, 2016.~~ NAV per share will initially be $10.00, the offering price per share in this offering. Starting December 31, 2016, NAV per share will be calculated annually as of each December 31 by our independent directors.

~~In addition, if our distributions to stockholders (from operating cash flow and deferred advisor and sponsor fees, as applicable) in a calendar year exceeds an annual 6.5% cumulative, non-compounded return, then we will pay our advisor 40% of the amount by which our distributions to our stockholders exceeds such annual 6.5% cumulative, non-compounded return. The advisor will not be entitled to receive the subordinated participation in distributions unless there is (i) an increase in NAV per share, or (ii) distributions in excess of an annual 6.5% cumulative, non-compounded return, or (iii) both (i) and (ii).~~

~~The subordinated participation in distributions is paid annually, if it is due, based on (i) a determination of NAV made by our directors, including a majority of our independent directors, with the initial NAV per share being set at the $10.00 per share offering price in this offer, and (ii) the amount, if any, by which distributions to stockholders (from operating cash flow and deferred advisor and sponsor fees, as applicable) in a calendar year exceeds an annual 6.5% cumulative, non-compounded return.~~  The subordinated participation in distributions will paid, if it is due, by January 31 of the subsequent year and will be paid in the form of our shares at the price then being paid by the public to purchase our shares. For the purpose of calculating the subordinated participation in distributions, only increases over the highest previous price per share paid by the public shall be included, reduced by any prior return of capital.

~~The advisor is eligible to receive the first payment of the subordinated participation in distributions in January 2017, based on the increase in NAV, if any, from the initial $10.00 per share to the NAV per share as of December 31, 2016, and the amount, if any, by which distributions to stockholders (from operating cash flow and deferred advisor and sponsor fees, as applicable) in a calendar year exceeds an annual 6.5% cumulative, non-compounded return.  However, even if there is an increase in the NAV per share, the advisor will not be entitled to receive the subordinated participation in distributions unless the stockholders have received distributions in an amount at least equal to the an annual 6.5% cumulative, non-compounded return.~~

The advisor and the sponsor, at their sole election, may defer reimbursements and fees otherwise due to them. A deferral of any fees or reimbursements owed to the advisor or sponsor will have the effect of increasing cash flow from operations for the relevant period and increase the cash available to make distributions to our stockholders.  Because payment of the 6.5% cumulative, non-compounded return is a condition that must be satisfied before the advisor can receive the subordinated participation in distributions, deferral by the advisor or sponsor of any fees or reimbursements owed to them may result in the subordinated participation in distributions being paid to the advisor at a time when the subordinated participation would otherwise not be paid, if the deferral results in us having enough cash available to pay the full amount of the 6.5% cumulative, non-compounded return.  However, deferral of such fees or reimbursements will also create a corresponding liability for the deferred payments which will reduce NAV for the period.

We have made similar revisions throughout the prospectus to eliminate inconsistent statements.

6.
We note your response to comment 3 of our letter.  We further note that you have included summary prior performance disclosure in Appendix C.  Please revise to move this disclosure into the base prospectus, or advise us why you believe it is appropriate to include it in an appendix. Additionally, please revise to include in the summary all disclosures required by Section 8.A.1 of Industry Guide 5, including the number of properties purchased and location by region, the aggregate dollar amount of property purchased, the percentage (based on purchase prices) of properties that are commercial (broken out by shopping centers, office buildings and others) and residential, and the percentage (based on purchase prices) of new, used or construction properties.

Response:  We have moved the prior performance disclosure into the prospectus in a new section entitled Prior Performance, page 71.   We revised the summary to include all disclosures required by Section 8.A.1 of Guide 5.  A copy of the revised summary (redlined against the summary contained in S-11 Amendment no. 6 and with footnotes indicating the specific items listed in your comment) follows.

PRIOR PERFORMANCE

Past Performance Is Not Indicative of Future Results.

The information presented in this section represents the historical experience of the two real estate programs managed and sponsored over the last ten years by Messrs. Wirta and Hofer. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs. The prior performance of the real estate investment programs sponsored by affiliates of Messrs. Wirta and Hofer may not be indicative of our future results.

The two prior programs discussed below both had as their advisor Rich Uncles, LLC (formerly named Nexregen, LLC), which is our sponsor.  Both programs are still in existence and operating, and neither program has ever sold or transferred any of the properties they have acquired.

The information in this appendix shows relevant summary information concerning real estate programs sponsored by our sponsor and its affiliates, including (1) experience in raising and investing funds (Table 1); (2) compensation to sponsor (Table 2); (3) operating results of prior programs (Table 3), and (4) acquisitions of property by program (Table 4).  The purpose of this prior performance information is to enable you to evaluate accurately the experience of our sponsor and its affiliates in sponsoring like programs. The following discussion is intended to summarize briefly the objectives and performance of the prior real estate programs and to disclose any material adverse business developments sustained by them.

The prior programs were deemed to be similar in nature to our objectives because they raised funds from offerings for the purpose of acquiring commercial real estate as long term investments for eventual sale.  Both of the listed offerings were exempt from registration requirements under the Securities Act of 1933 because they were intra-state offerings sold pursuant to SEC Rule 147.  Each offering was registered with the state securities administrator in the state where each offering was sold and the real estate properties were acquired and operated.  Thus, while both programs conducted a public offering of securities, neither offering was registered with the SEC, and therefore the programs are not considered to be “public programs” under the SEC’s rules related to real estate investment programs.   Neither of the programs has filed any annual reports or other reports with the SEC.

Nexregen Firewheel Real Estate Investment Trust (“Firewheel”) was formed in 2007 as a Texas real estate investment trust to make a public, intra-state offering of common stock registered with the Texas State Securities Board. The proceeds were used by Firewheel to invest in the Firewheel Village Shopping Center , an existing shopping center located in Garland, Texas.  In 2008, Firewheel converted from a real estate investment trust to a limited partnership.  The partnership continues to own and operate the shopping center. Firewheel has not made additional sales of securities or investments in properties since 2008.   Its offering of common stock to investors closed in 2008.

Rich Uncles Real Estate Investment Trust I (“Rich Uncles I ”) was formed in 2012 as a California real estate investment trust to make a public, intra-state offering of common stock registered with the California Department of Business Oversight.  Rich Uncles I’s current operations consist primarily of acquiring and operating single tenant business properties, similar to our plan of business.   All of its properties consist of buildings which were in existence and subject to long term leases to tenants at the time of purchase.  Rich Uncles I is still selling common stock to the public but expects to cease sales of its stock after we begin selling our Company’s common stock.

The programs together raised an aggregate of $35,166,1101 from a total of 1,720 investors from their inceptions through December 31, 2015.  The aggregate purchase price of all properties purchased by the programs was $49,391,000 as of December 31, 2015.  A total of 13 properties2 were purchased by Firewheel and Rich Uncles I, consisting of the following3.

•	The property purchased by Firewheel consists of one shopping center located in Garland, Texas.

•
All of the properties purchased by Rich Uncles I  are triple net, commercial leased properties which were in existence and subject to existing long term leases when acquired.  Rich Uncles I has acquired eight individual properties and one partnership which owns interests in four properties as of December 31, 2015.  Seven properties are located in Northern California.  One property purchased by Rich Uncles I and the four properties owned by the partnership purchased by Rich Uncles I are located Southern California.

The shopping center purchased by Firewheel comprises 24% of the purchase price of all properties purchased by both programs, and the commercial properties purchased by Rich Uncles I comprise 76% of the purchase price of all properties purchased by both programs.4

~~Neither~~As of December 31, 2015, neither of the programs has sold or transferred any of the properties which they acquired.

All information in the following tables is as of December 31, 2015.

7.	Please move Table VI – Acquisitions of Properties by Program, into the same section as the other tables provided pursuant to Industry Guide 5 or advise.

Response: We moved Table VI (now labeled Table 3) into the Prior Performance section of the prospectus.

1 Aggregate dollar amount of properties purchased.

2 Number of properties purchased.

3 Location of properties purchased.

4 Percentage of properties purchased by type.

8.	We note your response to comment 14 of our letter, and we continue to consider your supplemental responses regarding compensation paid to your officers and affiliates.

Response: We await your further comment, if any, on this subject.

We trust that the foregoing information adequately responds to your comments.  If you have additional questions or comments, please contact me.

Very truly yours,

/s/ Lee Polson
Lee Polson
Strasburger & Price, LLP